UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

March 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F     X      Form 40 F

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-08 March 11, 2005

DESCRIPTION:

Clarification Regarding Release of Unaudited Operating and Financial Results for the Fourth Quarter and Financial Year Ended December 31, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  March 11, 2005

By

                             “Dorian L. Nicol” (signed)

                                        (Signature)

Dorian L. Nicol, Executive Vice President

News Release 2005-9

March 11, 2005

TSX – QRL; AMEX – QEE – Queenstake Resources Ltd.

SEC file number 0-24096

CLARIFICATION REGARDING RELEASE OF UNAUDITED OPERATING AND FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED DECEMBER 31, 2004

Denver, Colorado – March 11, 2005 – Queenstake Resources Ltd. (TSX:QRL; AMEX:QEE)  (the “Company”) announces that On March 8, 2005 the Company announced certain unaudited operating and financial results for the fourth quarter and year ended December 31, 2004. The Company wishes to clarify that the financial information was extracted from internally prepared financial statements which had not been audited or approved by the audit committee or the board of directors of the Company.

The Company anticipates that it will file its audited financial statements for the financial year end December 31, 2004 on or before March 31, 2004. The Company cautions investors that there may be changes to the previously disclosed financial information once the audited financial statements are completed and filed and there can be no assurance that any such changes will not be material.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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